September 20, 2017

VIA EDGAR

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Rennova Health, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed August 30, 2017 File No. 333-219145

Dear Mr. Reynolds:

On behalf of Rennova Health, Inc., a Delaware corporation (the “Company”), we hereby respond to the Staff’s comment letter, dated September 8, 2017, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on August 30, 2017. Please note that for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided the Company’s response to the comment immediately thereafter.

General

1.	We note your response to comment 1. Additionally, we note you are registering up to 25,000,000 shares of common stock issuable pursuant to Series B Warrants. Additionally, we note your prior registration statement registering 2,803,829 shares of common stock that was declared effective on June 26, 2017. Please provide a detailed factual and legal analysis as to the factors you considered in concluding that the selling shareholders are not participating in the distribution of these securities and why the offering is properly styled as a resale under Rule 415(a)(1)(i) and not a primary offering on behalf of the registrant. For guidance, please see Securities Act Rules Compliance and Disclosure Interpretations 612.09, available on our website.

John Reynolds

September 20, 2017

Response:

On March 21, 2017, the Company closed an offering with Lincoln Park Capital Fund, LLC, Sabby Healthcare Master Fund, Ltd. and Sabby Volatility Warrant Master Fund, Ltd. (each, a “Purchase Agreement Investor”) pursuant to which the Purchase Agreement Investors purchased for their own account, in the aggregate, $10,850,000 of Senior Secured Original Issue Discount Convertible Debentures (“Debentures”) and common stock purchase warrants (“Warrants”). The purchase of the Debentures and Warrants was made pursuant to a Securities Purchase Agreement, dated as of March 15, 2017 (“Purchase Agreement”). The Purchase Agreement Investors paid the full consideration for the Debentures and Warrants at the closing. Concurrently with the purchase of the Debentures and Warrants under the Purchase Agreement, the Company also exchanged $3,764,000 of existing securities (all of which were purchased for full consideration by Sabby Healthcare Master Fund, Ltd. and Alpha Credit Anstalt (collectively, with the Purchase Agreement Investors, the “Investors”) on or prior to February 2, 2017) for Debentures and Warrants.

As defined in Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), an “underwriter” is any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.

There are several reasons why the Company believes that the Investors are not “underwriters” within the meaning of Section 2(a)(11) including the following:

-	Pursuant to Section 3.2 of the Purchase Agreement, each Purchase Agreement Investor has represented to the Company that:

●	it purchased the securities as principal for its own account and not with a view to or for distributing or reselling the securities in violation of the Securities Act

●	it had no present intention of distributing any of the securities in violation of the Securities Act

●	it had no direct or indirect arrangement or understanding with any other persons to distribute or regarding the distribution of the securities in violation of the Securities Act

With regard to the Exchange Agreements, the securities exchanged were either issued in a public offering or under the terms of an agreement in which similar representations to those above were made by the purchasers.

The Company has no evidence to contradict the above representations.

-	Each Investor, and not the Company, will receive the proceeds from any resales of the registered securities. All proceeds paid to the Company were paid on or prior to March 21.

John Reynolds

September 20, 2017

-	None of the Investors is an affiliate of the Company. Pursuant to Section 4(d) of the Debentures and Section 2(e) of the Warrants, the Investors may not convert any portion of the Debentures, or exercise any portion of the Warrants, if such conversion/exercise would cause its holdings to exceed 4.99% (subject to increase to 9.99%) of the Company’s outstanding shares immediately thereafter. Accordingly, each Investor’s voting and dispositive control over the voting stock of the Company will never exceed the specified percentage of the Company’s issued and outstanding shares as a result of the issuance of the Debentures and Warrants. Moreover, the terms of the securities further limited conversion or exercise until receipt of a subsequent stockholder approval under NASDAQ rules, which was not assured. None of the Investors has any rights that would give such Investor the right, through the Debentures and Warrants, to exercise control over the Company.

Finally, the Company does not believe that the structure of the investment by the Investors makes the Investors underwriters within the meaning of Section 2(a)(11) of the Securities Act. Prior to the most recent amendment to the registration statement, the Company was registering for resale shares underlying the Debentures (the most recent amendment removed the shares underlying the Debentures and only registers for resale the shares underlying the Series B Warrants). Before addressing the comment as it relates solely to the shares underlying the Series B Warrants, the Company believes it is instructive to first address the Staff’s comment regarding the registration of the shares underlying the Debentures. In the prior comment letter the Staff questioned whether the selling stockholders were at “market risk” because the conversion price is determined at the time of conversion and is not fixed. The Company maintains that, while the conversion feature may reduce some of the market risk to the Investors, there remains substantial risk to the Investors with respect to the investment in the Company. Unlike a typical underwriting where the underwriter purchases securities for the account of others, at the time of the closing in March, the Investors assumed the full risk of an investment in the Company. Given the size of the offering, even with an adjustable conversion feature in the Debentures, the Investors invested with full knowledge that they may not be able to liquidate their investment in the short term or long term absent fundamental improvement in the Company’s business prospects and performance (and ultimately the market for the Company’s common stock). A prominent Risk Factor in the Company’s public filings, both at the time of the offering in March and subsequently, has been the fact that if the Company is unable to improve its liquidity position it may not be able to continue as a going concern. If the Company is unable to continue as a going concern, the Investors will likely be left with a substantial loss from the investment in the Company. The Investors’ intent in investing a substantial amount of proceeds in the Company (as compared to its market capitalization) was to provide sufficient proceeds to fundamentally grow the business and prospects of the Company over the long run. Given the long-term horizon of the investment by the Investors, several adverse consequences could occur prior to the Investors ever having the opportunity to liquidate their positions. While the proceeds of the financing strengthened the balance sheet of the Company at the time of the financing, if the Company is unable to execute on its business plan a default on the Debentures, insolvency, bankruptcy and illiquidity are likely and would result in a substantial financial loss to the Investors.

As discussed above, the Company is no longer seeking to register the shares underlying the Debentures, but rather shares underlying the Series B Warrants which were issued along with the Debentures in March. While we believe the discussion above remains relevant with respect to the registration for resale of the shares underlying the Series B Warrants, we also believe that the registration of such shares merits separate consideration because they are being registered under Rule 415(a)(1)(iii) rather than Rule 415(a)(2)(i).

John Reynolds

September 20, 2017

Based upon the foregoing, it is the Company’s position that no Investor is an “underwriter” with respect to its sales of the registered securities and that such sales should therefore be deemed to be made “by or on behalf of a person or persons other than the registrant” within the meaning of Rule 415(a)(1)(i) of the Commission.

In connection with responding to the Staff’s comments, the Company has acknowledged in Exhibit A to this letter the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (305) 379-9141.

Sincerely,

SHUTTS & BOWEN LLP

/s/ J. Thomas Cookson

JTC/lrp

cc:	Michael Killoy
Securities and Exchange Commission

Pamela Howell
Securities and Exchange Commission

Seamus Lagan, Chief Executive Officer
Rennova Health, Inc.

EXHIBIT A

RENNOVA HEALTH, INC.

400 S. Australian Avenue, Suite 800

West Palm Beach, Florida 33401

Tel: 561-855-1626

September 20, 2017

In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated September 8, 2017, Rennova Health, Inc. (the “Company”) acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RENNOVA HEALTH, INC.

By:	/s/ Seamus Lagan
Seamus Lagan
Chief Executive Officer